# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VEEA INC., CIK 0001840317
CUSIP: 693489122
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 164 E. 83rd Street, New York, New York (NY), 10028
Date of event which requires filing of this statement: 12/20/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001847123

## Reporting persons
- Michael Dinsdale: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,477,302; shared voting power 0; sole dispositive power 2,477,302; shared dispositive power 0; aggregate amount beneficially owned 2,477,302 (6.6% of the class)

## Item 1. Issuer
Name of issuer: VEEA INC.
Address of issuer's principal executive offices: 164 E. 83rd Street, New York, NY 10028

## Item 2. Person Filing
Name of person filing: Michael Dinsdale
Address of principal business office or, if none, residence: 631 Folsom Street, Suite A, San Francisco, CA, 94107
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,477,302.0 shares
Percent of class: 6.6%
Sole power to vote or to direct the vote: 2,477,302.0 shares
Shared power to vote or to direct the vote: 0 shares
Sole power to dispose or to direct the disposition: 2,477,302.0 shares
Shared power to dispose or to direct the disposition: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
None.

## Signatures
- Michael Dinsdale: /s/ Michael Dinsdale, Michael Dinsdale (02/25/2025)